EXHIBIT 2

   Summary of Material Terms of Loan extended to Ofer Hi-Tech Investment Ltd.

Lender: Bank Leumi

Amount underlying loan: $44 million.

Securities: Pledge on all shares acquired by Ofer Hi-Tech Investment Ltd. and guarantee provided by Ofer (Ships Holding) Ltd.